SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

SemGroup Energy Partners, L.P.
(Name of Issuer)

Common Units, representing limited partner interests
(Title of Class of Securities)

81662W108
(CUSIP Number)

August 7, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81662W108

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	801,481 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	801,481 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	801,481 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	5.6% (2)

12) Type of Reporting Person	HC

(1) As of October 22, 2007. Beneficial ownership as of August 7, 2007 was 750,981 common units, or 5.2% of the Issuer’s outstanding common units.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No.	81662W108

1) Name of Reporting Person	Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2518466

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	472,352 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	472,352 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	472,352 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	3.3% (2)

12) Type of Reporting Person	BD

(1) As of October 22, 2007. Beneficial ownership as of August 7, 2007 was 421,852 common units, or 2.9% of the Issuer’s outstanding common units.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No.	81662W108

1) Name of Reporting Person	LB I Group Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2741778

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	50,000 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	50,000 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	50,000 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	0.3% (2)

12) Type of Reporting Person	CO

(1) As of October 22, 2007. LB I Group Inc. did not beneficially own any shares on August 7, 2007.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No.	81662W108

1) Name of Reporting Person	Lehman Brothers MLP Opportunity Associates LLC

S.S. or I.R.S. Identification No. of Above Person	20-8727524

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	329,129 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	329,129 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	329,129 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	2.3% (2)

12) Type of Reporting Person	OO

(1) As of October 22, 2007. Beneficial ownership as of August 7, 2007 was 329,129 common units, or 2.3% of the Issuer’s outstanding common units.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No.	81662W108

1) Name of Reporting Person	Lehman Brothers MLP Opportunity Associates LP

S.S. or I.R.S. Identification No. of Above Person	20-8727697

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	329,129 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	329,129 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	329,129 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	2.3% (2)

12) Type of Reporting Person	PN

(1) As of October 22, 2007. Beneficial ownership as of August 7, 2007 was 329,129 common units, or 2.3% of the Issuer’s outstanding common units.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No.	81662W108

1) Name of Reporting Person	Lehman Brothers MLP Opportunity Fund LP

S.S. or I.R.S. Identification No. of Above Person	20-8727922

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	329,129 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	329,129 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	329,129 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	2.3% (2)

12) Type of Reporting Person	PN

(1) As of October 22, 2007. Beneficial ownership as of August 7, 2007 was 329,129 common units, or 2.3% of the Issuer’s outstanding common units.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No.	81662W108

1) Name of Reporting Person	Lehman Brothers MLP Partners, LP

S.S. or I.R.S. Identification No. of Above Person	20-4916839

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	50,000 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	50,000 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	50,000 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	0.3% (2)

12) Type of Reporting Person	PN

(1) As of October 22, 2007. Lehman Brothers MLP Partners, LP did not beneficially own any shares on August 7, 2007.

(2) Based on 14,375,000 common units outstanding as of August 10, 2007, as reported on Form 10-Q for the quarter ended June 30, 2007.

Item 1(a).	Name of Issuer:

SemGroup Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
LB I Group Inc.
Lehman Brothers MLP Opportunity Associates LLC
Lehman Brothers MLP Opportunity Associates LP
Lehman Brothers MLP Opportunity Fund LP
Lehman Brothers MLP Partners, LP

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

LB I Group Inc.
399 Park Avenue
New York, New York 10022

Lehman Brothers MLP Opportunity Associates LLC
399 Park Avenue
New York, New York 10022

Lehman Brothers MLP Opportunity Associates LP
399 Park Avenue
New York, New York 10022

Lehman Brothers MLP Opportunity Fund LP
399 Park Avenue
New York, New York 10022

Lehman Brothers MLP Partners, LP
399 Park Avenue
New York, New York 10022

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates LLC (“LB MLP Assoc LLC”) is a limited liability company formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates LP (“LB MLP Assoc LP”) is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Fund LP (“LB MLP Fund”) is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers MLP Partners, LP (“LB MLP”) is a limited partnership formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Units

Item 2(e).	CUSIP Number:

81662W108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LBI is the actual owner of 422,352 Common Units reported herein. LBI, a broker-dealer registered under Section 15 of the 1934 Act, is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common Units owned by LBI.

LB MLP Fund is the actual owner of 329,129 Common Units reported herein. LB MLP Assoc LP is the general partner of LB MLP Fund and is wholly-owned by LB MLP Assoc LLC which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LB MLP Assoc LP, LB MLP Assoc LLC and Holdings may be deemed to be the beneficial owners of the Common Units owned by LB MLP Fund.

LB MLP is the actual owner of 50,000 Common Units reported herein. LB MLP is wholly-owned by LB I Group which is wholly-owned by LBI which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LB I Group, LBI and Holdings may be deemed to be the beneficial owners of the Common Units owned by LB MLP.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LP

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY FUND LP

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP PARTNERS LP

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: October 23, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LLC

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LP

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY FUND LP

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS MLP PARTNERS LP

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory